UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Vican Resources, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

925606105

(CUSIP Number)

Julia Kline, Esq.

General Counsel

Vican Resources, Inc.

2600 W. Executive Pkwy., Ste. 500

Lehi, UT 84043

Tel. (435) 315-2457

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 31, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 925606303	13D	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) IAN G. JENKINS
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) N/A
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION N/A

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER N/A
	8.	SHARED VOTING POWER N/A
	9.	SOLE DISPOSITIVE POWER N/A
	10.	SHARED DISPOSITIVE POWER N/A
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,500,000 Common Stock shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.21%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 925606303	13D	Page 3 of 4 Pages

Item 1. Security and Issuer.

Common Stock - Vican Resources, Inc.

Item 2. Identity and Background.

(a)	IAN JENKINS

(b)	10348 N. Morgan Blvd.
Cedar Hills, UT 84062

(c)	Chief Executive Officer
Vican Resources, Inc.
2600 W. Executive Drive, Suite 500
Lehi, UT 84043

(d)	no criminal convictions

Item 3. Source or Amount of Funds or Other Consideration.

Securities issued in exchange for services rendered as Chief Executive Officer, President, and a director, and pursuant to an employment agreement with the Issuer.

Item 4. Purpose of Transaction.

Securities of issuer acquired for investment purpose.

Item 5. Interest in Securities of the Issuer.

(a)	Ian Jenkins - 7,500,000 Common Stock shares (21.21%)

(b)	7,500,000 Common Stock shares.

(c)	On or about January 29, 2018, Ian Jenkins requested cancelled 1,830,000 Common Stock shares (.001 par value), which he previously held. Mr. Jenkins made such request to the Issuer’s transfer agent, Pacific Stock Transfer, which confirmed the share cancellation.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

N/A

Item 7. Material to Be Filed as Exhibits.

N/A

CUSIP No. 925606303	13D	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

IAN G. JENKINS

/s/ Ian G. Jenkins
Ian G. Jenkins

Chief Executive Officer, President, Director

February 23, 2018